SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
Information to be included in statements filed pursuant to Rule 13d-(a) and amendments thereto filed pursuant to Rule13d-2(a)
(Amendment No. 5)

General DataComm Industries, Inc.

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

369487608
(CUSIP Number)

Gerald Gordon
Weisman Celler Spett & Modlin, P.C.
445 Park Avenue
New York, New York 10022, (212) 371-5400
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 11, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

CUSIP NO. 369487608		13D

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John L. Segall
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐
(b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS 00
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	: (7) : (8) : (9) : (10)	SOLE VOTING POWER 1,156,197 (Item 5) SHARED VOTING POWER None (Item 5) SOLE DISPOSITIVE POWER 1,156,197 (Item 5) SHARED DISPOSITIVE POWER None (Item 5)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (Item 5) 1,1561,97 shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.10%
(14)	TYPE OF REPORTING PERSON IN

ITEM 1.  Security and Issuer

This Schedule 13D on the Common Stock of General DataComm Industries, Inc. (the “Issuer”) is being filed on behalf of the undersigned Reporting Person (the “Schedule 13D”).

ITEM 2. Identity and Background

This statement is being filed by John L. Segall, (the “Reporting Person)

The foregoing person owns beneficially more than 5% of a class of equity securities of the Issuer.

John L. Segall resides at 26 Winton Farm Road, Newtown, CT 06470 and has been a director of the issuer since 1994. He is a consultant; former Vice Chairman of  GTE from 1991 to 1994 and formerly Vice Chairman of Contel Corp. from 1989 to 1994.

The Reporting Person is a citizen of the United States.

During the past five years the Reporting Person has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration. The Reporting Person received a Common Stock Option to acquire 30,000 shares of the Issuer’s Common Stock at $.25 per share. The Option is exercisable in five equal annual installments commencing October 11, 2008 and expires ten (10) years from issuance on October 10, 2017.

ITEM 4. Purpose of Transaction. The purpose of the acquisition of the securities was to receive a Stock Option. The transaction was approved by the Issuer’s Stock Option Committee and Board of Directors. The Reporting Person has no current plans which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer other than stock option grants under the Issuer’s stock option plans;

(b) An extraordinary corporation transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)  Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Causing a class of securities of the Issuer to be deleted from a national securities exchange;

(h) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(i) Any action similar to any of those enumerated above;

but the foregoing responses above do not apply to any such actions of the Issuer in the ordinary course of business which may result from actions taken by the Reporting Person as an executive officer or a director of the Issuer or its subsidiaries.

ITEM 5. Interest In Securities Of The Issuer

(a) The aggregate number and percentage of securities to which this Schedule 13D relates is 1,156,197 shares of Common Stock, representing 25.10% of 4,605,470 shares of Common Stock of the Issuer deemed outstanding. This number of shares outstanding is arrived at by taking the number of shares reported as being outstanding in the Issuer’s Form 10-QSB for the quarter ended June 30, 2007 disclosing 3,474,373 shares of the Issuer’s Common Stock outstanding and adding thereto 1,050 shares if the Reporting Person were to exercise two out-of-the-money director stock options held by him described below plus 1,100,047 shares issuable on exercise of a warrant with an exercise price of 57½ cents per share and 12,000 of the 30,000 shares acquirable in the next 60 days pursuant to a stock option issued January 26, 2005, 12,000 shares pursuant to the option issued November 25, 2005 and 6,000 shares pursuant to Stock Option issued October 10, 2006; the balance of such shares acquirable on exercise of of such stock options and all shares under the new Stock Option are not included in the calculation because they cannot be acquired in the next 60 days and only vest in 20% increments annually on the anniversary of grant.

The Reporting Person is deemed to beneficially own the Common Stock as follows:

Name	Shares of Common Stock Deemed Owned*	% of Common Stock Outstanding
John L. Segall	1,156,197	25.10%

*
Includes 25,100 shares owned by Mr Segall.  Furthermore, pursuant to Rule 13d-3 1,100,047 shares are deemed owned on exercise of the warrant, and 1,050 shares are deemed owned based on options to purchase Common Stock which could be exercised by the Reporting Person as follows: 450 at $37.50 per share and 600 at $26.875 per share, respectively, expiring March 4, 2008 and October 20, 2009 respectively, 12,000 shares pursuant to an option expiring January 25, 2015 at 55 cents per share, 12,000 shares pursuant to an option granted November 22, 2005 at 45 cents a share and 6,000 shares pursuant to an option granted October 10, 2006 at 20 cents a share. The balance of the shares under the option expiring January 25, 2015, the Stock Option issued November 22, 2005 and the Stock Option granted October 10, 2006 and shares under the new Option are not included because no shares may be acquired in the next 60 days. Except for the Option at 20 cents a share granted October 10, 2006, the price of all options and the warrant are out of the money as they exceed the current market price of 25 cents a share.

(b) The Reporting Person has the sole power to vote or direct the vote, and sole power to dispose or to direct the disposition, of the shares of the Issuer reported for him for his own benefit.

(c) Information with respect to all transactions in the shares of the Issuer which were effected during the past sixty days by the Reporting Person is set forth on Schedule I annexed hereto and incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None except the five outstanding options and warrant previously granted by the Issuer reported in Item 5, the Amended and Restated Notes issued to the Reporting Person and an Additional Senior Security Agreement, as amended securing the Amended and Restated Notes. The Reporting Person disclaims any interest in the Notes issued to Howard S. Modlin who has loaned money to the Issuer and whose Amended and Restated Notes and other Notes secured by such Additional Senior Security Agreement. The undersigned and Mr. Modlin have no agreements whatsoever with respect to any securities of the Issuer except for the fact all Amended and Restated Notes, including additional notes issued to Mr. Modlin in connection with additional loans made by him are secured by the same Additional Senior Security Agreement.

ITEM 7. Material to be Filed as Exhibits

1. Form of Stock Option

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2007

/s/ Gerald Gordon
John L. Segall by
Gerald Gordon, Attorney-in-fact

SCHEDULE I
INFORMATION WITH RESPECT TO
TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS
IN GENERAL DATACOMM INDUSTRIES, INC. SECURITIES

	Date	Shares Acquirable on Exercise
Stock Option to Acquire Common Stock	10/11/07	30,000	*

* Subject to vesting in five annual 20% increments commencing October 11, 2008

Exhibit 1

AGREEMENT made as of October 10, 2006 between GENERAL DATACOMM INDUSTRIES, INC., a Delaware corporation having offices at 6 Rubber Avenue, Naugatuck, Connecticut 06770("Grantor") and John L. Segall ("Optionee").

WITNESSETH:

WHEREAS, Grantor is desirous of inducing Optionee to continue as a director of the Grantor,

NOW THEREFORE, in consideration of the promise of the Optionee to remain as a director of the Grantor at the pleasure of the stockholders of Grantor, and for other good and valuable consideration, the Grantor hereby grants the Optionee Stock Options to purchase common stock of the Grantor on the following terms and conditions:

l. OPTION. The Grantor hereby grants to the Optionee the option to purchase up to 30,000 shares of common stock, par value .01 cent per share, of the Grantor to be issued upon the exercise hereof, fully paid and non-assessable, during the following periods.

(a) No shares may be purchased prior to the expiration of twelve (12) months from the date of this option (unless otherwise authorized by the Stock Option Committee of the Board of Directors) or after ten (10) years from the date thereof.

(b) All or any part of 6,000 shares may be purchased during the period commencing October 10, 2007 and terminating at 5:00 p.m. on October 9, 2016.

(c) All or any part of 6,000 shares may be purchased during the period commencing October 10, 2008 and terminating at 5:00 p.m. on October 9, 2016.

(d) All or any part of 6,000 shares may be purchased during the period commencing October 10,2009 and terminating at 5:00 p.m. on October 9, 2016.

(e) All or any part of 6,000 shares may be purchased during the period commencing October 10, 2010 and terminating at 5:00 p.m. on October 9, 2016.

(f) All or any part of 6,000 shares may be purchased during the period commencing October 10, 2011 and terminating at 5:00 p.m. on October 9, 2016.

2. PURCHASE PRICE. The purchase price shall be eighteen cents ($.18) per share, payable in cash or by check (subject to collection) to the Grantor. The Grantor shall pay all original issue or transfer taxes on the exercise of this option and all other fees and expenses necessarily incurred by the Grantor in connection therewith.

3. EXERCISE OF OPTION. The Optionee shall notify the Grantor by certified or registered mail addressed to its principal offices as to the number of shares which Optionee desires to purchase under the options herein granted, which notice shall be accompanied by payment by cash or check of the option price therefore as specified in paragraph 2 above. As soon as possible thereafter the Grantor shall, at its principal office, tender to Optionee certificates issued in the Optionee's name evidencing the shares purchased by the Optionee.

4.  OPTION CONDITIONED ON CONTINUANCE AS A DIRECTOR.

(a) Each of the aforesaid options shall terminate and be void if the Optionee is not a director of the Grantor on the date in which such option is first exercisable.

(b) The Optionee shall have the right to purchase the shares as to which the options shall become exercisable only while Optionee is a director of the Grantor, except the options may be exercised to the extent that they are exercisable upon the effective date the Optionee ceases to be a director, at any time within three (3) months after the date of termination but in no event after the expiration of the last option herein contained.

5. DIVISIBILITY AND NON-ASSIGNABILITY OF THE OPTIONS.

(a) The Optionee may exercise the options herein granted from time to time during the periods of their respective effectiveness with respect to any whole number of shares included therein.

(b) Except as provided in the Grantor’s 2005 Stock and Bonus Plan for options granted under such Plan as if this Option was granted thereunder, the Optionee may not give, grant, sell, exchange, transfer legal title, pledge, assign or otherwise encumber or dispose of the options herein granted or any interest therein, otherwise than by will or the laws of descent and distribution, and these options, or any of them, shall be exercisable during Optionee's lifetime only by the Optionee.

(c) In the event of the Optionee's death (i) while a director of the Grantor or (ii) within three (3) months after the effective date that the Optionee ceases to be a director, or (iii) after the effective date that the Optionee ceases to be a director by reason of permanent and total disability, then (x) under (i), (ii) and (iii) above, all of the unexercised outstanding options granted under this Agreement shall automatically be accelerated and become fully vested and exercisable and (y) Optionee's estate, or any person who acquired the right to exercise such option by bequest or inheritance or by reason of the death of the Optionee, shall have the right at any time, but not after October 9, 2016, to exercise this option in full notwithstanding the vesting schedule in paragraph 1.

(d) In the event Optionee ceases to be a director by reason of the Optionee's permanent and total disability while a director of the Grantor, all of the unexercised outstanding options granted under this Agreement shall automatically be accelerated and become fully vested and exercisable and the Optionee shall have the right at any time after Optionee ceases to be a director, but not after October 9, 2016, to exercise this option in full notwithstanding the vesting schedule in paragraph 1.

For this purpose, the Optionee shall be considered permanently and totally disabled if Optionee is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than twelve (12) months. The Optionee shall not be considered permanently and totally disabled unless Optionee furnishes proof of the existence thereof in such form and manner and at such times as the Stock Option Committee of the Board of Directors administering the Plan may require.

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The Optionee agrees that said committee's determination as to whether the Optionee is permanently and totally disabled shall be final and absolute, and not subject to question by the Optionee, a representative of the Optionee, or the Grantor.

6. STOCK AS INVESTMENT. By accepting this option the Optionee agrees for the Optionee, Optionee's heirs and legatees that, unless the shares have been registered under the Securities Act of 1933, as amended, any and all shares purchased hereunder shall be acquired for investment and not for distribution, and upon the issuance of any or all of the shares subject to the option granted hereunder, the Optionee, or Optionee's heirs or legatees receiving such shares, shall deliver to the Grantor a representation in writing that such shares are being acquired in good faith for investment and not for distribution. Grantor may place a "stop transfer" order with respect to such shares with its transfer agent and place an appropriate restrictive legend on the stock certificate unless such shares are registered.

7. RESTRICTION ON ISSUANCE OF SHARES. The Grantor shall not be required to issue or deliver any certificate for shares of its capital stock purchased upon the exercise of this option:

(a) prior to the admission of such shares to listing on any stock market or exchange on which the stock may at that time be listed and, in the event of the exercise of this option with respect to any shares of stock subject hereto, the Grantor shall make prompt application for such listing;

(b) unless the prior approval of such sale or issuance has been obtained from any state regulatory body having jurisdiction; or

(c) unless the shares with respect to which the option is being exercised have been registered under the Securities Act of 1933, as amended, or are exempt from registration.

8.  ADJUSTMENT OF SHARES.

(a)  If additional shares of common stock are issued by the Grantor pursuant to a stock split or stock dividend or distribution in excess of 5% in the aggregate in any one fiscal year of the Grantor, the number of shares of common stock then covered by each option granted herein shall be increased proportionately with no increase in the total purchase price of the shares then so covered. In the event that the shares of common stock of the Grantor are reduced at any time by a combination of shares, the number of shares of common stock then covered by each option granted herein shall be reduced proportionately with no reduction in the total price of the shares then so covered. If the Grantor shall be reorganized, consolidated or merged with another corporation, or if all or substantially all of the assets of the Grantor shall be sold or exchanged, the Optionee shall, at the time of issuance of the stock under such a corporate event, be entitled to receive upon the exercise of his option, the same number and kind of shares of stock or the same amount of property, cash or securities as he would have been entitled to receive upon the happening of any such corporate event as if he had been, immediately prior to such event, the holder of the number of shares covered by this option. No option adjustment shall be made for stock dividends, stock distributions or stock splits which are not in excess of 5% in any one fiscal year in the aggregate (even though the cumulated total of such stock dividends, distributions or splits over the life of an option may be in excess of 5% in the aggregate), cash dividends or the issuance to stockholders of the Company of rights to subscribe for additional common stock or other securities.

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(b) Any adjustment in the number of shares shall apply proportionately to only the unexercised portion of an option granted hereunder. If fractions of a share would result from any such adjustment, the adjustment shall be revised to the next higher whole number of shares.

9. NO RIGHTS IN OPTION STOCK. Optionee shall have no rights as a stockholder in respect of shares as to which the option shall not have been exercised and payment made as herein provided and shall have no rights with respect to such shares not herein provided.

10. NO CONTRACT TO BE A DIRECTOR. Optionee further represents, covenants and warrants this Agreement does not constitute a contract to be a director of the Grantor or any of its subsidiaries or affiliates, nor does it give the Optionee any right to be a director of the Grantor, and Optionee’s continuance as a director is terminable as provided in the Grantor’s Certificate of Incorporation and by-laws.

11. BINDING EFFECT. Except as herein otherwise expressly provided, this Agreement shall be binding upon and inure to the benefit of the parties hereto, their legal representatives and assigns.

12. JURISDICTION OF DISPUTES. The appropriate Federal or State Courts of or located in the State in which the Grantor has its principal executive offices shall have exclusive jurisdiction of all disputes arising under this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

GENERAL DATACOMM INDUSTRIES, INC. (Grantor)

By:
Howard S. Modlin, Chairman of the Board

First/Middle/Last Name (Optionee)
John L. Segall

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